[redacted]

SECUF 13026251 SION

DP 10/31/13

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 3 1 2013
WASH., DC
190

SEC FILE NUMBER
8-23183

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/2012 (MM/DD/YY) AND ENDING 08/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FACTSET DATA SYSTEMS INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 MERRITT 7
(No. and Street)

NORWALK (City) CT (State) 06851 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MAURIZIO NICOLELLI 203-810-1586
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies, a division of O'Connor Davies, LLP
(Name – *if individual, state last, first, middle name*)

665 Fifth Avenue (Address) New York (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 11/7/13

OATH OR AFFIRMATION

I, Maurizio Nicolelli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FactSet Data Systems Inc., as of August 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal

Title

Notary Public 10/22/13

Dolores C. Longo
Notary Public Connecticut
My Commission Expires
September 30, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PKF
O'CONNOR
DAVIES

FactSet Data Systems, Inc.
(A wholly-owned subsidiary of FactSet Research Systems, Inc.)

Statement of Financial Condition

August 31, 2013

PKF

FactSet Data Systems, Inc.
(A wholly-owned subsidiary of FactSet Research Systems, Inc.)

Statement of Financial Condition

August 31, 2013

FactSet Data Systems, Inc.

Index to Financial Statements
August 31, 2013

PKF O'CONNOR DAVIES

PKF

Report of Independent Auditors

To the Shareholder of
FactSet Data Systems, Inc.

We have audited the accompanying statement of financial condition of FactSet Data Systems, Inc. (the "Company") as of August 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to this financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of FactSet Data Systems, Inc. as of August 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of a Matter

As more fully described in Notes 1, 2 and 4 to the statement of financial condition, the Company has material transactions with the Parent. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions between unrelated parties.

PKF O'Connor Davies

October 25, 2013
New York, New York

FactSet Data Systems, Inc.

Statement of Financial Condition
August 31, 2013

ASSETS	
Cash and cash equivalents	$ 3,312,075
Receivable from Parent	188,525
	$ 3,500,600
STOCKHOLDER'S EQUITY	
Common stock, no par value, 200 shares authorized, issued and outstanding	$ 9
Capital in excess of par value	24,991
Retained Earnings	3,475,600
Total Stockholder's Equity	3,500,600
Total Liabilities and Stockholder's Equity	$ 3,500,600

See notes to statement of financial condition

FactSet Data Systems, Inc.

Notes to Statement of Financial Condition
August 31, 2013

1. Organization and Nature of Business

FactSet Data Systems, Inc. (the "Company") is a Delaware corporation and a wholly-owned subsidiary of FactSet Research Systems Inc. (the "Parent"). The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and is a registered broker-dealer under Section 15 of the Securities and Exchange Act of 1934 (the "Exchange Act").

The Company is dependent on the Parent's delivery of its services to clients to receive royalty revenue, (see Note 2 "Revenue Recognition").

2. Accounting Policies

Basis of Presentation

The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash investments with a maturity of three months or less when purchased.

Revenue Recognition

Royalty revenue is earned by the Company through agreements with external clearing brokers, (the "Brokers"), or through agreements between the Parent and the Brokers, to receive royalties on a monthly or yearly basis, based on a percentage of payments made to the Parent for the Parent's services to clients. The Company earns the right to receive royalty revenue from the Brokers at the time payments are made. Royalty revenue on payments made to the Parent in September are accrued at August 31st.

2. Accounting Policies (*continued*)

Fair Value Measurements

The Company follows Financial Accounting Standards Board (FASB) guidance on Fair Value Measurements which defines fair value and establishes a fair value hierarchy organized into three levels based upon the input assumptions used in pricing assets. Level 1 inputs have the highest reliability and are related to assets with unadjusted quoted prices in active markets. Level 2 inputs relate to assets with other than quoted prices in active markets which may include quoted prices for similar assets or liabilities or other inputs which can be corroborated by observable market data. Level 3 inputs are unobservable inputs and are used to the extent that observable inputs do not exist.

Income Taxes

The Company files consolidated federal and combined state and local income tax returns with its Parent. The Company determines its total tax provision on a stand-alone basis by applying statutory federal, state and local tax rates to its separate Company's net income before taxes and records a tax provision equal to such liability as part of the intercompany settlement. Management has determined that the Company had no uncertain tax positions that would require financial statement disclosure or recognition. The Parent and its subsidiaries are no longer subject to U.S. federal, state or local income tax audits for periods prior to 2010.

Subsequent Events

Management has evaluated subsequent events for disclosure and/or recognition in the financial statements through the date that the statement of financial condition was available to be issued, which date is October 25, 2013.

3. *Fair Value Measurements*

Cash and Cash Equivalents Measured at Fair Value on a Recurring Basis

The Company's cash and cash equivalents consists of an institutional money market fund traded in an active market and the net asset value of the fund on the last day of the quarter is used to determine its fair value. The fair value of the Company's cash and cash equivalents at August 31, 2013 was $3,312,075 and classified as Level 1 under the fair value hierarchy.

4. *Allocation Fee to Parent*

The Parent pays for all expenses of the Company. During the prior year the allocation fee was 95% of total royalty revenue. Pursuant to a modified agreement between the Company and the Parent, effective September 1, 2012, the allocation fee changed to a three-part allocation beginning with 66.67% of the Company's royalty revenue. In addition, the Company will reimburse the Parent for all of the direct expenses of the Company and for the compensation of employees allocated to the Company's matters.

5. *Receivable from Parent*

Receivable from Parent consists of royalty revenue earned by the Company on payments made to the Parent, net of expenses paid and liabilities assumed by the Parent on behalf of the Company. This receivable is non-interest bearing and has not specific repayment terms.

6. Regulatory Requirements

The Company, as a registered broker-dealer, is subject to Rule 15c3-1 under the Exchange Act which requires that the Company maintain net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness (the "minimum net capital requirements"). At August 31, 2013, the Company had net capital of $3,245,833, which was $3,240,833 in excess of its minimum net capital requirement of $5,000. The Company had no aggregate indebtedness at August 31, 2013, thus it was in compliance with the required ratio of aggregate indebtedness to net capital.

7. Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. Cash and cash equivalents are maintained with one financial institution. Generally, these may be redeemed upon demand and are maintained with a financial institution with reputable credit and therefore bear minimal credit risk.

*****

O'CONNOR DAVIES, LLP

O'Connor Davies, LLP is an independent member of
PKF North America and PKF International Ltd.